# AGREEMENT TO CONVERT

November 7, 2005

WHEREAS, Neuralstem, Inc. owes Stanley Westreich $100,000 (plus accrued interest) in conjunction with a Note for the same amount, dated ______ and;

WHEREAS, Neuralstem and Westreich have agreed to convert the note to stock in Neuralstem and options to purchase stock in Neuralstem;

NOW THEREFORE, the parties agree as follows:

The Company shall cause to be issued to Westreich, 200,000 shares of Neuralstem common stock; and

The Company shall cause to be issued to Westreich, options to purchase 200,000 shares of Neuralstem common stock at a price of $0.50 (fifty cents) per share. These options shall be exercisable in whole or in part at Westreich's sole discretion for a period of up to 3 years from the date of this agreement, but shall vest immediately upon execution of this agreement.

The Company acknowledges and represents that this transaction has been approved by the Board of Directors by Unanimous Written Consent In Lieu of Special Meeting of the Board of Directors, as evidenced by the attached copy of the Board resolution.

Neuralstem, Inc. by
I.Richard Garr, President & CEO

Stanley Westreich